SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

Loeb Holding Corporation

Michael R. Stanfield

Stanfield Family Investments LLC

David A. McGough

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc.: 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066	General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P.: c/o General Catalyst Partners 20 University Road, 4th Floor Cambridge, MA 02138 Attn: Christopher McCain, Chief Legal Officer (617) 234-7000

Loeb Holding Corporation 100 Wall Street, 19th Floor New York, NY 10005 Attn.: Bruce L. Lev, CEO (212) 483-7000	Michael R. Stanfield Stanfield Family Investments LLC P.O. Box 2183 Middleburg, VA 20118 Attn.: Michael R. Stanfield (540) 253-5356	David A. McGough c/o Intersections Inc. 3901 Stonecroft Boulevard Chantilly, Virginia 20151 Attn: David A. McGough (703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431

	Bradley Kulman Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-6613	Ralph Norton Davis & Gilbert LLP 1740 Broadway New York, NY 10019 (212) 468-4944

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$106,255,123.12	$12,878.12

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,878.12	Filing Parties: WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: November 29, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3” or this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) WC SACD One, Inc., a Delaware corporation (“WC SACD”); (b) WC SACD One Parent, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of WC SACD; (c) WC SACD One Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”); (d) iSubscribed Inc., a Delaware corporation (“iSubscribed”); (e) WndrCo Holdings, LLC, a Delaware limited liability company (“WndrCo”); (f) General Catalyst Group IX, L.P., a Delaware limited partnership; (g) GC Entrepreneurs Fund IX, L.P., a Delaware limited partnership (together with General Catalyst Group IX, L.P., the “GC Funds”); (h) Loeb Holding Corporation, a Maryland corporation (“LHC”); (i) Michael R. Stanfield (“Stanfield”); (j) Stanfield Family Investments LLC, a Virginia limited liability company (“SFI LLC”); and (k) David A. McGough (“McGough”). WC SACD is a newly formed joint venture of iSubscribed, WndrCo, and the GC Funds, which was formed in order to engage in acquisition discussions with Intersections Inc., a Delaware corporation (the “Company”), related to the proposed transaction.

This statement relates to an offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of the Company, at a price of $3.68 per Share in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase, dated November 29, 2018 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer will expire at 5:00 p.m., New York City Time on December 28, 2018, unless otherwise extended or terminated.

The Offer is described in more detail in the Schedule TO-T tender offer statement filed with the SEC on November 29, 2018 by the Filing Persons other than LHC, Stanfield, SFI LLC, and McGough (the “TO-T”), which includes the Offer to Purchase and the Letter of Transmittal, (together with all other exhibits attached thereto, the “Tender Offer Statement”). Concurrently with the filing of this Transaction Statement, the Company is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as may be amended from time to time, the “Schedule 14D-9”) in connection with the Offer.

ITEMS 1 AND 2.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Items 1 and 2 of this Schedule 13E-3.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 3 of this Schedule 13E-3.

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of LHC are set forth below. LHC’s controlling shareholder is the Estate of Thomas L. Kempner (the “Estate”). The Estate was created under the laws of the State of New York upon the death of Mr. Kempner on October 9, 2018. The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each preliminary co-executor of the Estate are set forth below. The principal business address of the directors, executive officers and preliminary co-executors listed below is 100 Wall Street, 19th Floor, New York, New York 10005 and the business telephone for each director, executive officer and preliminary co-executors listed below is (212) 483-7000. None of the directors or executive officers of LHC or the preliminary co-executors of the Estate listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors, executive officers and preliminary co-executors listed below are citizens of the United States.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF LHC AND PRELIMINARY CO-EXECUTORS OF THE ESTATE

Name	Current Principal Occupation or Employment and Five-Year Employment History
Bruce L. Lev, Director, Chief Executive Officer and President of LHC; preliminary co-executor of the Estate	Chief Executive Officer and President of LHC since November 15, 2018. Prior thereto, he served as Managing Director of LHC.

Ann B. Kempner, Director, Corporate Secretary and Treasurer of LHC; preliminary co-executor of the Estate	Corporate Secretary and Treasurer of LHC since November 15, 2018. Prior thereto, she served as an Executive Assistant to the Chairman of LHC.

Melvin Epstein, Director of LHC; preliminary co-executor of the Estate	Retired since December 31, 2014. Prior thereto, he was Of Counsel at the law firm Stroock & Stroock & Lavan LLP.

Peter Tcherepnine, Director of LHC	Chief Executive Officer of Loeb Partners Corporation, a subsidiary of LHC, since October 2017. Prior thereto, he served as President of Loeb Partners Management, Inc., a subsidiary of LHC. Beginning on January 1, 2019, he will serve as a Senior Vice President for GAMCO Investors Inc. and is expected to continue as a director of LHC.

Jigisha Patel, Chief Financial Officer of LHC	Chief Financial Officer of LHC since July 16, 2018. Prior thereto, she served as Controller of LHC beginning in June 2014. Prior thereto, she served as a Senior Corporate Accountant to Van Eck Global for the remainder of the preceding five years.

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of Stanfield, the Managing Member of SFI LLC, and McGough are incorporated from the Schedule 14D-9. Neither Stanfield or McGough has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Both Stanfield and McGough are citizens of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 4 of this Schedule 13E-3.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 5 of this Schedule 13E-3.

All of the information in the “Transactions with Related Persons” section of the proxy statement on Schedule 14A filed by the Company with the SEC on April 20, 2018, is expressly incorporated by reference in answer to Item 5 of this Schedule 13E-3.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 6 of this Schedule 13E-3.

For LHC, the purpose of the transaction is for LHC to retain an indirect equity interest in the Company through ownership of shares in WC SACD and to continue bearing the rewards and risks of such ownership after the Company ceases to be a publicly-traded company.

ITEMS 7 THROUGH 10.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Items 7 through 10 of this Schedule 13E-3.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 11 of this Schedule 13E-3.

All of the information in Schedule 13D Amendment No. 4 filed by Loeb Holding Corporation and the Estate of Thomas L. Kempner with the SEC on October 31, 2018 and Schedule 13D Amendment No. 5 filed by Loeb Holding Corporation and the Estate of Thomas L. Kempner with the SEC on November 6, 2018, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 11 of this Schedule 13E-3.

Upon his death on October 9, 2018, Mr. Thomas L. Kempner owned 31,250 restricted stock units of the Company which immediately vested, and his Estate received 31,250 shares of Common Stock in accordance with the terms of such restricted stock units.

Other than as described herein, neither the Estate nor any director or executive officer of LHC or preliminary co-executor of the Estate has engaged in a transaction involving the securities of the Company in the past sixty (60) days.

All of the information set forth in Schedule 13D Amendment No. 1 filed by Stanfield with the SEC on October 31, 2018, and Schedule 13D Amendment No. 2 filed by Stanfield with the SEC on November 6, 2018, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Item 11 of this Schedule 13E-3.

Other than as described herein, neither Stanfield nor SFI, LLC, has engaged in a transaction involving the securities of the Company in the past sixty (60) days.

ITEMS 12, 14 AND 15.

All of the information in the Tender Offer Statement and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference in answer to Items 12, 14 and 15 of this Schedule 13E-3.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in (i) the Offer to Purchase under the heading “The Offer—Section 8—Certain Information Concerning the Company”, (ii) the Company’s audited financial statements for the fiscal years ended December 31, 2017 and 2016 included in the

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and 2016 filed with the SEC on March 30, 2018 and March 27, 2017, respectively, and (iii) the unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018 filed with the SEC on May 10, 2018, August 20, 2018, and November 9, 2018, respectively, in each case, is incorporated herein by reference. The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(B)	Letter of Transmittal, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(C) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(D) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(E) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(2)	Solicitation/Recommendation Statement, dated November 29, 2018 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(5)(A)	Joint Press Release by Intersections Inc. and WC SACD One Parent, Inc., dated October 31, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on October 31, 2018).

(a)(5)(B)	Press Release by WC SACD One, Inc., dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(b)	Not applicable.

(c)(1)	Fairness Opinion of North Point Advisors LLC, dated as of October 29, 2018 to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex A of Schedule 14D-9 filed by Intersections Inc. on November 29, 2018).

(d)(1)	Agreement and Plan of Merger, dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 28, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(d)(3)	Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., Loeb Holding Corporation, and David A. McGough (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(4)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.5 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(5)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 4 filed by Loeb Holding Corporation and the Estate of Thomas L. Kempner with the Securities and Exchange Commission on October 31, 2018).

(d)(6)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

(d)(7)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.5 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

(d)(8)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.9 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(9)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.8 of Schedule 13D filed by WndrCo Holdings, LLC with the Securities and Exchange Commission on November 13, 2018).

(d)(10)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.9 of Schedule 13D filed by WndrCo Holdings, LLC with the Securities and Exchange Commission on November 13, 2018).

(d)(11)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.10 of Schedule 13D filed by WndrCo Holdings, LLC with the Securities and Exchange Commission on November 13, 2018).

(d)(12)	Registration Rights Agreement, dated as of October 31, 2018, by and among Intersections, Inc., WC SACD One Parent, Inc. and certain stockholders of Intersections Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(13)	Binding Term Sheet, dated as of October 31, 2018, by and among WC SACD One, Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed Inc. (incorporated herein by reference to Exhibit 99.13 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(14)	Equity Commitment Letter, dated as of October 31, 2018, by and among WC SACD One Parent, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(15)	Equity Commitment Letter, dated as of October 31, 2018, by and among WC SACD One Parent, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 99.2 to Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(16)	Limited Guaranty, dated as of October 31, 2018, by and among WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed Inc. in favor of Intersections Inc. (incorporated herein by reference to Exhibit 99.3 of Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(17)	Continuity Agreement Term Sheet, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael R. Stanfield (incorporated herein by reference to Exhibit (e)(18) of Schedule 14D-9 filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(d)(18)	Joint Filing Agreement, dated as of November 29, 2018, by and among WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P., Loeb Holding Corporation, Michael R. Stanfield, Stanfield Family Investments LLC, and David A. McGough.

(f)	None.

(g)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 29, 2018

WC SACD One Merger Sub, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One Parent, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

iSubscribed Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WndrCo Holdings, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

General Catalyst Group IX, L.P.
a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC Entrepreneurs Fund IX, L.P.
a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

Loeb Holding Corporation

By:	/s/ Bruce L. Lev
Name:	Bruce L. Lev
Title:	Chief Executive Officer and President

/s/ Michael R. Stanfield
Michael R. Stanfield, an individual

Stanfield Family Investments LLC

By:	/s/ Michael R. Stanfield
Name:	Michael R. Stanfield
Title:	Managing Member

/s/ David A. McGough
David A. McGough, an individual